ETF Series Solutions
615 East Michigan Street | Milwaukee, Wisconsin 53202
September 22, 2020
Mr. David Orlic
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	ETF Series Solutions (the “Trust”) ClearShares Piton Intermediate Fixed Income ETF (the “Fund”) File Nos. 333-179562 and 811-22668
Dear Mr. Orlic:
This correspondence responds to the comments that the Trust received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission with respect to Post-Effective Amendment No. 636 to the Trust’s Registration Statement on Form N-1A filed July 16, 2020 (SEC Accession No. 0000894189-20-005465) (the “Amendment”) with respect to the Fund, a series of the Trust. For your convenience, the comments have been reproduced with a response following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.
Comment 1.Please revise the narrative above the fee table to refer to “buy and hold” to conform to Form N-1A and since the Fund does not charge a sales load.
Response:    The Trust notes that the adopting release to Rule 6c-11 modified the above-referenced item of Form N-1A to use the phrase “buy, hold, and sell”. Consequently, the Trust respectfully declines to make the requested change.
Comment 2.With respect to the Fund’s 80% policy, please disclose that the Fund will value derivatives on a mark-to-market basis.
Response:    The Trust confirms that, for purposes of the Fund’s 80% policy, it expects to typically value derivatives on a mark-to-market basis. However, the Trust notes that derivatives are not part of the Fund’s principal investment strategy, and the determination of how to value a particular derivative for purposes of the 80% policy will be made in the future based on the particular characteristics and structure of a derivative instrument. Consequently, the Trust respectfully declines to add the requested disclosure about derivatives to the Prospectus.
Comment 3.Please confirm that disclosure related to derivatives is appropriately tailored to how they will be used and the types of derivatives used.
Response:     The Trust notes that derivatives are not part of the Fund’s principal investment strategy. Consequently, the Trust respectfully declines to make revisions in response to the above comment.
Comment 4.Please confirm whether the Fund will invest in leveraged loans and add any applicable disclosure.
Response:    The Trust confirms that leveraged loans are not part of the Fund’s principal investment strategy. Consequently, the Trust respectfully declines to make revisions in response to the above comment.

ETF Series Solutions
615 East Michigan Street | Milwaukee, Wisconsin 53202
Comment 5.The Fund’s strategy makes reference to the Fund’s “targeted duration range, relative asset allocation decisions, and credit exposure”. Please disclose the targeted duration range and targeted credit exposure and include an example to explain duration.
Response:    The second sentence of the first paragraph of “Principal Investment Strategies” has been revised to state that the “Fund principally invests in U.S.-dollar denominated, investment-grade securities....” The following disclosure has also been added under “Principal Investment Strategies”:
The Fund seeks to typically maintain an average portfolio duration of three to five years. Duration is the weighted-average time in years for an investor to recoup the cost of an investment from the cash flows associated with a bond or portfolio of bonds. It can be used as a measure of price sensitivity to changes in yields or interest rates with a lower duration indicating less sensitivity to interest rates. For example, the price of a security with a three-year duration would be expected to drop by approximately 3% in response to a 1% increase in interest rates.
Comment 6.Please disclose the Fund’s definition of “investment-grade” and confirm whether the Fund will invest in below-investment-grade debt as a principal strategy.
Response:     The Trust confirms that below-investment-grade debt is not part of the Fund’s principal strategy. The first sentence of the third-to-last paragraph under “Principal Investment Strategies” has been revised to read as follows:
“Investment-grade” debt securities are those rated “Baa3” or “BBB-” or better by Moody’s Investors Service, Inc. (Moody’s) or S&P Global Ratings (S&P), each of which is a nationally recognized statistical rating organizations.
Comment 7.If foreign securities are part of the Fund’s principal strategy, please add applicable disclosure to the summary of the Fund’s strategy and risks.
Response:    The Trust confirms that foreign-issued debt is not part of the Fund’s principal strategy.
Comment 8.Please order the risks to prioritize those risks that are most likely to adversely affect the Fund’s net asset value, yield, and/or total return. Please note that after listing the most significant risks to the Fund, the remaining risks may be alphabetized. Please refer to ADI 2019-08 “Improving Principal Risks Disclosure.”
Response:     The Trust has reviewed the Fund’s risk disclosures to ensure that such disclosures are tailored appropriately to the risks of the Fund, not overly lengthy or technical, and that the risks the Staff would consider as the most significant risks are not obscured or constructed in a manner that could render the disclosure misleading. Additionally, the Trust believes that ordering the risks alphabetically makes it easier for investors to find applicable risk factors and compare them across funds.
While the Trust respectfully declines to reorder the principal risks, the Trust notes that the following disclosure is included before the first paragraph under “Principal Investment Risks” in the Fund’s summary section with similar language in response to Item 9 of Form N-1A to help investors understand the importance of reading each risk disclosure regardless of their sequence: “The principal risks are presented in alphabetical order to facilitate finding particular risks and comparing them with other funds. Each risk summarized below is considered a ‘principal risk’ of investing in the Fund, regardless of the order in which it appears.”
Additionally, the Trust notes that the first risk listed is “Debt Securities Risk”, which the Trust believes is the type of risk that the Staff would consider as the most significant for the Fund.

ETF Series Solutions
615 East Michigan Street | Milwaukee, Wisconsin 53202
Comment 9.With respect to the Cash Redemption Risk, please disclose that cash redemptions may incur higher brokerage costs than in-kind redemptions and these added costs could be imposed on the Fund and decrease the Fund’s NAV.
Response:    The following disclosure has been added to the above-referenced risk: “In addition, cash redemptions may incur higher brokerage costs than in-kind redemptions, and these added costs may be borne by the Fund and negatively impact Fund performance.”
Comment 10.With respect to the Trading Risk, please note that the adverse effect of stressed market conditions on the liquidity for the Fund’s shares, in turn, could also lead to differences in the market price of the Fund’s shares and the underlying value of those shares.
Response:     The last sentence of the above-referenced risk has been revised to read as follows:
In stressed market conditions, the liquidity of Shares may begin to mirror the liquidity of the Fund’s underlying portfolio holdings, which can be significantly less liquid than Shares, and this could lead to differences between the market price of the Shares and the underlying value of those Shares.
Comment 11.If other investment companies are part of the Fund’s principal strategy, please confirm whether Acquired Fund Fees and Expenses (“AFFE”) should be disclosed in the fee table.
Response:     The Trust confirms that, although other investment companies are part of the Fund’s principal strategy, their use is not initially expected to result in AFFE that is greater than one-half of a basis point. Consequently, no caption for AFFE has been added to the fee table.
Comment 12.Please confirm that the Fund’s order window for orders receiving the same day’s NAV will not extend past 4pm Eastern time.
Response:     The Trust so confirms.
Comment 13.On the signature page, please identify the Trust’s principal executive officer, principal financial officer, and principal accounting officer.
Response:     The requested change has been made.

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If you have any questions regarding the above response, please do not hesitate to contact me at (414) 765-5586 or michael.barolsky@usbank.com.
Sincerely,

/s/ Michael D. Barolsky
Michael D. Barolsky
Vice President and Secretary
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